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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Initial Filing — Donal McSullivan)

Under the Securities Exchange Act of 1934

U.S. Helicopter Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90342H 10 0

(CUSIP Number)

Donal McSullivan
U.S. Helicopter Corporation
6 East River Piers
Suite 216
Downtown Manhattan Heliport
New York, NY 10004
Telephone: 212-248-2002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 90342H 10 0			Page 1 of 1

1.	Name of Reporting Person: Donal McSullivan		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,346,759

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,346,759

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,346,759

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.63%

14.	Type of Reporting Person (See Instructions): IN

This statement on Schedule 13D constitutes the initial filing on Schedule 13D by Donal McSullivan (the “Reporting Person”).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share, of U.S. Helicopter Corporation (the “Issuer”). The address and principal executive office of the Issuer is 6 East River Piers, Suite 216, Downtown Manhattan Heliport, New York, NY 10004.

Item 2.	Identity and Background

	(a)	Donal McSullivan

	(b)	The business address of the Reporting Person is as follows:

U.S. Helicopter Corporation 6 East River Piers Suite 216 Downtown Manhattan Heliport New York, NY 10004

	(c)	The Reporting Person is presently the Senior Vice President and Chief Marketing Officer of the Issuer. The principal business address of the Issuer is as follows:

U.S. Helicopter Corporation 6 East River Piers Suite 216 Downtown Manhattan Heliport New York, NY 10004

	(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

	(e)	During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As of March 7, 2003, the Reporting Person received 162 shares of the Issuer’s pre-split common stock as founders’ shares. In July, 2004, the Issuer effectuated a 21,300-to-one stock split, which resulted in the Reporting Person holding a total of 3,450,600 shares. The Reporting Person subsequently transferred a total of

103,841 shares in a private transaction exempt from applicable securities requirements prior to September 2, 2005. For additional information concerning the transaction, see Item 4.

Item 4.	Purpose of Transaction

The purpose of the transaction was to motivate the Reporting Person to assist in the development of the Issuer’s business operations and contribute to the growth of the Issuer.

The Reporting Person has no plans or proposals which relate to Items 4 (a) through (j).

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 3,346,759 shares of Issuer’s Common Stock (the “Reporting Person Shares”), which represents approximately 13.63% of the Issuer’s issued and outstanding Common Stock.

(b) The Reporting Person Shares are owned directly by the Reporting Person, with the Reporting Person having the sole power to vote and dispose of the Reporting Person Shares.

(c) The Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

The Reporting Person is a party to a Stockholders Agreement dated July, 2004 (the “Stockholders Agreement”). The terms of the Stockholders Agreement provide for, among other things, certain restrictions on the transfer of the Reporting Person Shares, as well as certain procedures to follow for permitted transfers. The Stockholders Agreement is filed as an exhibit to this Statement.

The Reporting Person is a party to a Lock-Up Agreement dated July, 2004 (the “Lock Up Agreement”) whereby the Reporting Person has agreed that, for a period commencing on July, 2004 and expiring on the termination of an agreement dated August 4, 2004 between the Issuer and Cornell Capital Partners, LP (“Cornell”), he will not, directly or indirectly, without the prior written consent of Cornell, issue, offer, agree or offer to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute or otherwise encumber or dispose of except pursuant to Rule 144 of the General Rules and Regulations under the Securities Act of 1933, any securities of the Issuer, including common stock or options, rights, warrants or other securities underlying, convertible into, exchangeable or exercisable for or evidencing any right to purchase or subscribe for any common stock (whether or not beneficially owned by the Reporting Person, or any beneficial interest therein). The Lock-Up Agreement and the underlying agreement between the Issuer and Cornell Capital are filed as exhibits to this Statement.

Other than as described in this Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 —	Stockholders Agreement dated as of July, 2004

Exhibit 2 —	Lock-Up Agreement dated as of July, 2004.

Exhibit 3 —	Amended and Restated Standby Equity Distribution Agreement between U.S. Helicopter Corporation and Cornell Capital Partners, LP dated as of April 8, 2005

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2005	DONAL McSULLIVAN
/s/ Donal McSullivan

INDEX TO EXHIBITS

Exhibit 1	—	Stockholders Agreement dated as of July, 2004

Exhibit 2	—	Lock-Up Agreement dated as of July, 2004.

Exhibit 3	—	Amended and Restated Standby Equity Distribution Agreement between U.S. Helicopter Corporation and Cornell Capital Partners, LP dated as of April 8, 2005

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